UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-34667

SEADRILL LIMITED

Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the earnings release of Seadrill Limited (the "Company"), dated May 24, 2017, announcing the Company's results for the first quarter ended March 31, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SEADRILL LIMITED
(Registrant)

Dated: May 25, 2017

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

Seadrill Limited (SDRL) - First quarter 2017 results
May 24, 2017 - Seadrill Limited ("Seadrill" or "the Company"), a world leader in offshore drilling, announces its first quarter results for the period ended March 31, 2017.
Highlights
•	Revenue of $569 million
•	Operating income of $83 million
•	EBITDA[1] of $291 million
•	98% economic utilization[2]
•	Reported net income of $57 million and diluted net income per share of $0.13
•	Underlying net income[3], excluding non-recurring items and non-cash mark to market movements on derivatives, was $22 million and earnings per share was $0.06
•	Cash and cash equivalents of $1.5 billion
•	Seadrill Limited order backlog of approximately $3.4 billion
	Seadrill Limited
Figures in USD million, unless otherwise indicated	Q1 2017 As Reported	Q1 2016 As Restated	% change	Q1 2017 Underlying	Q1 2016 Underlying As Restated	% change
Total Operating Revenue	569	891	(36)%	569	891	(36)%
EBITDA[1]	291	528	(45)%	291	528	(45)%
Margin (%)	51%	59%		51%	59%
Operating income	83	328	(75)%	83	328	(75)%
Net Interest bearing debt	8,177	9,645	(15)%	8,177	9,645	(15)%

Commenting today, Per Wullf, CEO and President of Seadrill Management Ltd., said: "Tendering activity continues to increase, especially in the North Sea, South-East Asia and Middle-East segments.  While competition remains fierce for available work we are well positioned with our scale, young modern fleet and highly skilled workforce.
We remain committed to keeping our units working in the short-term and have successfully re-contracted a number of our available units.
Our priority continues to be to implement our restructuring plan with the right structure and terms for our stakeholders."
--------------------------------------
[1]
EBITDA is defined as 'Earnings Before Interest, Tax, Depreciation and Amortization'  and has been calculated by taking operating income plus depreciation and amortization but excluding gains or losses on disposals and impairment charges against long-lived assets. Contingent consideration realized relates to Seadrill's ongoing residual interest in the West Vela and West Polaris customer contracts, and has been included within EBITDA. Additionally, in any given period the Company may have significant, unusual or non-recurring gains or losses which it may exclude from its non-GAAP earnings for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to non-GAAP measures. Refer to the Appendix for the reconciliation of operating income to EBITDA, as operating income is the most directly comparable US GAAP measure.

[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.
[3]
Underlying is defined as reported results, adjusted for certain non-recurring items and other exclusions as discussed in the Appendix. These numbers are reconciled to the US GAAP reported results for corresponding periods in the Appendix.

Sequential Financial Results
	Seadrill Limited
	Q1 2017 As Reported	Q4 2016 As Reported	% change	Q1 2017 Underlying	Q4 2016 Underlying	% change
Revenue	569	667	(15)%	569	667	(15)%
EBITDA	291	354	(18)%	291	354	(18)%
Margin (%)	51%	53%		51%	53%
Operating income[1]	83	87	(5)%	83	131	(37)%
Net Interest bearing debt	8,177	8,476	(4)%	8,177	8,476	(4)%

Revenues of $569 million for the first quarter (Q4 2016: $667 million) were down approximately 15% primarily due to:
•	The West Saturn becoming idle during the quarter;
•	The West Epsilon and West Vigilant having a full quarter of idle time;
•	Lower West Hercules termination fee recognition (terminated contract originally scheduled to conclude in January); and
•	West Epsilon termination fee received in the fourth quarter not repeated in the first quarter
These reductions to revenue were partially offset by the West Castor operating for a full quarter and the West Phoenix commencing operations during the quarter.
EBITDA was $63 million lower in the first quarter, as the revenue reduction was partly offset by lower opex due to additional idle units and lower general and administrative expenses due to the continued benefits of cost control and saving initiatives implemented during 2016.
Net operating income for the quarter was $83 million (Q4 2016: $87 million), approximately in-line with the prior quarter. The EBITDA reduction was offset by no impairment charges taken during the quarter (Q4 2016: charge of $44 million) and lower depreciation.
Net financial and other items resulted in an expense of $31 million in the quarter (Q4 2016: income of $6 million). The increase in expense was due to lower results from associated companies related to our share of Seadrill Partners net income and foreign exchange gains not repeated in the first quarter. This was partially offset by a gain on derivatives (loss in 4Q16) and lower expense in other financial items (4Q 2016 expense related to the recognition of the Archer guarantee liability that did not recur).
Income taxes for the first quarter were a credit of $5 million, (Q4 2016: expense of $10 million) reflecting an estimate of the annual effective tax rate for the full year applied to the result for this reporting period.
Net income for the quarter was $57 million resulting in basic and diluted earnings per share of $0.13.

--------------------------------------
[1]
Operating income presented in the fourth quarter results was adjusted to reflect settlement with Hyundai Samho Heavy Industries Co. Ltd. for the West Mira in which an impairment of long-lived assets was recorded, reducing operating income by $31 million. Please refer to the Seadrill Annual Report on Form 20-F for further information.

Balance sheet
As at March 31, 2017, total assets were $21.3 billion (Q4 2016: $21.7 billion).
Total current assets were $2.6 billion (Q4 2016: $2.9 billion). The main movements during the quarter were the settlement of the West Mira arbitration, a reduction in accounts receivable related to additional idle units and receipt of final installments of termination payments for two units.
Cash and cash equivalents were $1.5 billion, an increase of $94 million.
Total non-current assets were $18.7 billion (Q4 2016: $18.8 billion).  Quarterly depreciation was partially offset by an increase in the value of investments in associated companies, primarily related to Seadrill Partners.
Total current liabilities were $4.7 billion (Q4 2016: $4.7 billion). The main movement was the NOK1,800m Seadrill bond with an outstanding value of $211m becoming current, offset by a reduction in unrealized losses on derivatives, accrued interest, deferred mobilization, and tax payable.
Total non-current liabilities were $6.5 billion (Q4 2016: $6.9 billion). The main movement was the reclassification of long term debt to short term debt.
Over the course of the quarter total net interest bearing debt (including related party debt and net of cash and cash equivalents) was $8.2 billion (Q4 2016: $8.5 billion), reflecting normal quarterly installments.
Total equity was $10.1 billion as at March 31, 2017 (Q4 2016: $10.1 billion), primarily reflecting net income for the quarter.
Cash flow
As at March 31, 2017, cash and cash equivalents were $1.5 billion (Q4 2016: $1.4 billion).
Net cash provided by operating activities for the three month period ended March 31, 2017 was $155 million (Q4 2016: $345 million). Net cash provided by investing activities was $181 million (Q4 2016: $75 million) driven mainly by the West Mira settlement, and net cash used in financing activities was $244 million (Q4 2016: $313 million) due to debt repayments.
Cost Reduction
Headcount has been reduced from 6,995 at year end 2015 to 5,196 at the end of the first quarter. Of the 1,799 reduction, 1,380 have been offshore and 419 onshore.
Vessel and rig operating expenses decreased by $23 million during the first quarter, primarily due to additional idle units, and general and administrative expenses decreased from $69 million to $61 million. We continue to expect G&A, excluding restructuring costs, to be in the range of $220 million for full year 2017.

Newbuilding Program
During the first quarter a settlement agreement was reached with Hyundai Samho Heavy Industries Co Ltd. ("HSHI") in relation to the West Mira ("the Unit") arbitration. A cash payment of $170 million was received in March 2017 as full settlement of the dispute. Arbitration proceedings began in October 2015 following the cancellation of the construction contract for the West Mira and were expected to conclude during the first half of 2018. This settlement agreement brings an early conclusion to the arbitration process. As part of this settlement, Northern Drilling (as agreed with Seatankers), a related party, has purchased the West Mira from HSHI. Northern Drilling is an asset holding company and is not expected to engage in offshore drilling activities. The Company expects to execute an agreement with Northern Drilling for the commercial and technical management of the West Mira as well as a right of first refusal for purchase of the Unit.
In April 2017, Sevan Drilling and Cosco deferred the negotiation of the final delivery deferral agreement for the Sevan Developer until May 31, 2017. If an agreement cannot be reached, the remaining installment of $26.3 million will be refunded.
The West Dorado and West Draco, currently under construction at Samsung, are not yet completed and we are in discussions with Samsung to defer the delivery dates prior to the units being completed and ready for delivery.
We remain in constructive discussions with our shipyards as part of our broader restructuring discussions regarding reaching agreements to defer our remaining deliveries further into the future.
Operations
During the first quarter economic utilization was 98% (Q4 2016: 99%).  The West Saturn completed its contract, while the West Castor and West Phoenix returned to service.
The first quarter status and performance of the Group's delivered rig fleet is as follows:
As at March 31, 2017	SDRL	SDLP	Seamex	Seadrill Group
Operating floaters	9	5	n/a	14
Operating floaters economic utilization	97%	99%	n/a	98%
Idle floaters	10	3	n/a	13

Operating jack-ups	12	n/a	5	17
Operating jack-up economic utilization	98%	n/a	100%	99%
Idle jack-ups	7	n/a	—	7

Operating tender rigs	n/a	3	n/a	3
Operating tender rigs economic utilization	n/a	96%	n/a	96%
Idle tender rigs	n/a	—	n/a	—

Total operating rigs	21	8	5	34
Total operating rigs economic utilization	98%	99%	100%	98%
Total idle rigs	17	3	—	20
Total rigs	38	11	5	54

Commercial Developments
During the first quarter:
•
The West Phoenix was awarded a one well contract with Nexen Petroleum. The contract will run in direct continuation from its existing contract with Total and the total backlog is estimated to be $17 million.

•	The West Elara was awarded a one well extension plus one option well from Statoil. The backlog for the firm well is estimated to be $10 million.
•
The West Mischief received a contract termination notice from NDC and is expected to end operations in August 2017 as opposed to the original contracted December 2017 date. The total backlog impact is a $9 million decrease.

•	West Cressida was awarded a two month extension of its existing contract with PTTEP Thailand at the original contract day rate of $64,500 per day.
•
SeaMex, the Company's 50% owned JV, agreed a 29 month contract extension at the current contracted day rates for each of the five jack-up rigs contracted with Pemex in Mexico.  Simultaneously SeaMex agreed to provide Pemex with a discount to contracted rates for 22 months effective November 2016.  The net impact on contract backlog for SeaMex was an increase of $580 million.

•
The West Saturn was awarded a one well contract with Ophir Cotê d'Ivoire in Cotê d'Ivoire, which commenced in the second quarter of 2017. Total contract backlog is expected to be approximately $5.5 million based on an estimated contract duration of 35 days.

Additionally, during the second quarter to date we have concluded the following commercial agreements:
•	The West Freedom was awarded a one well contract with Ecopetrol in Columbia. Commencement is expected in the third quarter of 2017. Contract backlog is expected to be approximately $5 million.
•
In April, NADL, our majority owned subsidiary, announced the contract awards and extension for the jack-ups West Elara and West Linus with ConocoPhillips, for work in the Greater Ekofisk Area. The contracts are for a period of 10 years and the total additional backlog for the new contract awards is estimated at $1.4 billion, excluding performance bonuses. The contracts include market indexed dayrates and the estimated backlog is subject to change based on market conditions.

•	In April, Statoil exercised an option to extend the contract for the West Elara with one additional well at a rate of $135,000 per day. The contract is now expected to extend until September 2017.
•
In May, Seadrill announced an agreement with Shelf Drilling to sell the West Triton, West Resolute and West Mischief for a total consideration of $225 million subject to customary closing conditions. The West Triton and West Resolute were delivered to Shelf Drilling in May 2017. The West Mischief is due for delivery to Shelf Drilling during the third quarter of 2017 after completion of its current drilling contract with NDC in Abu Dhabi.

•
The West Cressida was awarded a binding letter of award for a 90 day contract with PCPPOC in Malaysia.  Commencement is expected in June 2017. Contract backlog is expected to be approximately $5 million.

Seadrill's order backlog as at May 24, 2017 is $3.4 billion, comprised of $1.4 billion for the floater fleet and $2.0 billion for the Jack-up fleet. The average contract duration is 13 months for floaters and 30 months for Jack-ups.
For the Seadrill Group1, the total order backlog is $7.1 billion.
--------------------------------------
[1]	Seadrill Group is defined as all companies currently consolidated into Seadrill Limited plus Seadrill Partners LLC and SeaMex Limited.

Market Development
The offshore drilling market remains challenging and we expect this dynamic to continue in the short to medium term.  The majority of customers remain focused on conserving cash and are still reluctant to commit to significant new capital projects offshore until an increased consistency and upward trend in oil prices is demonstrated. The significant rig supply overhang remains and a faster return to a balanced market will require drilling contractors to be more disciplined in retiring older units.
Tendering activity has continued at increased levels, albeit from a low base, over the past few months, especially in the North Sea floater and South-East Asia and Middle-East jack-up segments. Market behavior points increasingly to the market having reached its bottom. An increasing number of recent tenders released by oil companies seek to contract at current bottom of cycle dayrates for increased durations and / or with multiple fixed price options periods.
We remain committed to keeping our units working in the short-term and have successfully re-contracted a number of our units. We still believe in the long term fundamentals of the offshore drilling industry, driven by years of under-investment in new fields and the competitiveness of offshore resources on a full cycle basis.
Our enduring focus on our customers, safe and efficient operations and a disciplined approach to contracting, will ensure that Seadrill is well placed to capitalize when the market recovers.
Restructuring Update
In April, the Company reached an agreement with its bank group to extend the comprehensive restructuring plan negotiating period until 31 July 2017, reflecting significant progress on the terms of such restructuring made with the bank group.
The Company is now in advanced discussions with certain third party and related party investors and its secured lenders on the terms of a comprehensive recapitalization.  The Company is in receipt of a proposal from the third party and related party investors which remains subject to further negotiation, final due diligence and documentation.
The Company is also in discussions with certain bondholders who have recently become restricted again.
While discussions with our secured lenders and certain investors have advanced significantly, a number of important terms continue to be negotiated and no assurance can be given that an agreement will be reached. As previously disclosed, we continue to believe that implementation of a comprehensive restructuring plan will likely involve schemes of arrangement or chapter 11 proceedings, and we are preparing accordingly.
It is likely that the comprehensive restructuring plan will require a substantial impairment or conversion of our bonds, as well as impairment and losses for other stakeholders, including shipyards. As a result, the Company currently expects that shareholders are likely to receive minimal recovery for their existing shares.
The Company's business operations remain unaffected by these restructuring efforts and the Company expects to continue to meet its ongoing customer and business counterparty obligations.
Archer
In April the Company, as part of its restructuring plans, signed and closed an agreement with Archer and its lenders to extinguish approximately $253 million in financial guarantees provided by Seadrill in exchange for a cash payment of approximately $25 million. The Company remains in constructive discussions with Archer and its lenders to extinguish the remaining $25 million of financial guarantees in exchange for a cash payment representing 10% of their face value.

As part of Archer's restructuring plans the Company has also agreed to convert $146 million in subordinated loans provided to Archer into a $45 million subordinated convertible loan. The subordinated convertible loan will bear interest of 5.5%, matures in December 2021 and has a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share (subject to appropriate adjustment mechanics), which is approximately 75% above the subscription price in Archer's private placement on February 28, 2017.
NYSE Listing Requirements
On May 4, 2017, the Company was notified by the New York Stock Exchange ("NYSE") that it is no longer compliant with continued listing standards because the average closing price of its common shares over a period of 30 consecutive trading days had fallen below $1.00 per share, which is the minimum average closing price per share required to maintain listing on the NYSE.
Under the NYSE rules, during the six-month period from the date of the NYSE notice, the Company can regain compliance if the price per share of the Company's common shares on the last trading day of any calendar month within such period and the 30 trading day average price per common share for that month is at least $1.00. During this period, subject to the Company's compliance with other NYSE continued listing requirements, the Company's common shares will continue to be traded on the NYSE under the symbol "SDRL" but will have an added designation of ".BC" to indicate the status of the common shares as below compliance.
The Company has notified the NYSE that it believes it could regain compliance through the completion of a comprehensive restructuring plan arising from the Company's previously disclosed ongoing negotiations with its banks, potential new money investors, an ad hoc committee of bondholders, and other constituents in the event that such restructuring is completed prior to the expiration of the six-month grace period from the date of the NYSE notice. There can be no assurances that the Company will regain such compliance, the restructuring will be completed within such grace period or that the common shares will not be subject to delisting during the grace period if the Company enters into Chapter 11 proceedings or for other reasons.
The NYSE notification does not affect the Company's business operations or its Securities and Exchange Commission reporting requirements and does not conflict with or cause an event of default under any of the Company's material debt agreements.
Guidance
Second Quarter 2017
With a number of our units coming off contract and the impact of lower day rates, EBITDA will be lower for the second quarter, at around $240 million. This is based on second quarter expected operating income of $40 million.
The following units have already or are expected to become idle during the second quarter of 2017:
•	Sevan Louisiana
•	West Tucana
•	West Cressida

The following units will have lower dayrates compared to the first quarter of 2017:
•	West Elara
•	West Hercules (final termination payment received in the first quarter).
These reductions are expected to be partially offset by a full quarter of operations for the West Phoenix, the West Saturn commencing a one well contract and the West Freedom returning to normal operating rate for a full quarter.
Operationally, performance in the second quarter of 2017 is strong with 99% utilization quarter to date.
Forward-Looking Statements
This news release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as at the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally and our ability to negotiate and complete a comprehensive restructuring, either on a consensual basis or otherwise.  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F.
The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.
May 24, 2017
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Per Wullf:	Chief Executive Officer and President
Mark Morris:	Chief Financial Officer
John Roche:	Vice President Investor Relations

Media contacts:
Iain Cracknell
Director of Communications
Seadrill Management Ltd.
+44 (0) 2088 114700
Bell Pottinger +44 (0) 2037 722500

Appendix - Reconciliation of certain underlying financial measures with the reported results
Reconciliation of Operating Income to EBITDA
EBITDA is defined as 'Earnings Before Interest, Tax, Depreciation and Amortization'  and has been calculated by taking operating income plus depreciation and amortization but excluding gains or losses on disposals and impairment charges against goodwill. Contingent consideration realized relates to Seadrill's ongoing residual interest in the West Vela and West Polaris customer contracts, and has been included within EBITDA. Additionally, in any given period the Company may have significant, unusual or non-recurring gains or losses which it may exclude from its non-GAAP earnings for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to non-GAAP measures.
(In $ million)	Q2 2017 Guidance	Q1 2017	Q4 2016	Q1 2016
Operating income	40	83	87	328
Depreciation and amortization	200	208	223	200
Loss on impairment of long-lived assets	—	—	44	—
EBITDA	240	291	354	528

Calculation of Underlying Basic and Diluted Per Share Data
(In $ million)	Q1 2017
Net Income	57
Add back:
Non-cash mark to market movements on derivatives	(35)
Net income excluding non-recurring items and non-cash mark to market movement on derivatives	22

Attributable to NCI	(10)
Attributable to parent	32

Underlying basic and diluted weighted average shares in issue (million)	504

Underlying basic and diluted EPS excluding non-recurring items and non-cash mark to market movement on derivatives ($ per share)	$0.06

Calculation of Net Interest Bearing Debt
(In $ million)	Q1 2017	Q4 2016	Q1 2016
Interest bearing debt
Current portion of long-term debt	3,364	3,195	1,278
Long-term debt	5,948	6,319	9,205
Long-term debt due to related parties	327	330	254
Total interest bearing debt	9,639	9,844	10,737

Cash and cash equivalents	1,462	1,368	1,092

Net interest bearing debt	8,177	8,476	9,645

Reconciliation of Reported to Underlying Figures
(In $ million)	Q1 2017 As reported	Exclusions	Q1 2017 Underlying
Total operating revenue	569	—	569
EBITDA	291	—	291
Margin (%)	51%		51%
Operating income	83	—	83
Net interest bearing debt	8,177	—	8,177

There were no exclusions for Q1 2017.
(In $ million)	Q1 2016 As Reported	Exclusions	Q1 2016 Underlying
Total operating revenue	891	—	891
EBITDA	528	—	528
Margin (%)	59%	—%	59%
Operating income	328	—	328
Net interest bearing debt	9,645	—	9,645

There were no exclusions for Q1 2016.
(In $ million)	Q4 2016 As reported	Exclusions	Q4 2016 Underlying
Total operating revenue	667	—	667
EBITDA	354	—	354
Margin (%)	53%		53%
Operating income	87	44	131
Net interest bearing debt	8,476	—	8,476

The Q4 2016 underlying Operating Income excludes impairments of long-lived assets of $44 million.

Seadrill Limited

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
 for the three months ended March 31, 2017 and 2016
(In $ millions)		Three Months Ended March 31,
		2017	2016
			Restated
Operating revenues
Contract revenues		510	808
Reimbursable revenues		13	18
Other revenues	*	46	65
Total operating revenues		569	891

Contingent consideration realized	*	5	5

Operating expenses
Vessel and rig operating expenses	*	211	290
Reimbursable expenses		11	18
Depreciation and amortization		208	200
General and administrative expenses	*	61	60
Total operating expenses		491	568

Operating income		83	328

Financial items and other income and expense
Interest income	*	20	20
Interest expense		(99)	(102)
Loss on impairment of investments		—	(13)
Share in results from associated companies (net of tax)		58	47
Gain/(loss) on derivative financial instruments	*	8	(45)
Foreign exchange loss		(5)	(15)
Other financial items and other income, net	*	(13)	13
Total financial items and other (expense) and income, net		(31)	(95)

Income before income taxes		52	233

Income tax benefit/(expense)		5	(84)
Net income		57	149

Net (loss)/income attributable to the non-controlling interest		(8)	16
Net income attributable to the parent		65	133

Basic income per share (US dollar)		0.13	0.27
Diluted income per share (US dollar)		0.13	0.27

* Includes transactions with related parties. Refer to Note 16 Related party transactions.
See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
 for the three months ended March 31, 2017 and 2016

(In $ millions)	Three Months Ended March 31,
	2017	2016
		Restated
Net income	57	149
Other comprehensive income/(loss), net of tax:
Unrealized loss on marketable securities	(16)	(5)
Actuarial (loss)/gain relating to pension	(1)	6
Unrealized gain/(loss) on interest rate swaps in VIEs and subsidiaries	1	(2)
Share of other comprehensive income/(loss) from associated companies	1	(7)
Other comprehensive loss:	(15)	(8)

Total comprehensive income for the period	42	141

Comprehensive (loss)/income attributable to the non-controlling interest	(8)	16
Comprehensive income attributable to the parent	50	125

See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS
 as at March 31, 2017 and December 31, 2016
(In $ millions)	March 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	1,462	1,368
Restricted cash	95	75
Marketable securities	94	110
Accounts receivables, net	377	462
Amount due from related parties	327	376
Other current assets	285	495
Total current assets	2,640	2,886
Non-current assets
Investment in associated companies	2,230	2,168
Newbuildings	1,543	1,531
Drilling units	14,100	14,276
Deferred tax assets	12	12
Equipment	29	41
Amount due from related parties non-current	527	523
Assets held for sale - non-current	128	128
Other non-current assets	96	101
Total non-current assets	18,665	18,780
Total assets	21,305	21,666
LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	3,364	3,195
Trade accounts payable	97	93
Short-term amounts due to related parties	56	83
Other current liabilities	1,215	1,352
Total current liabilities	4,732	4,723
Non-current liabilities
Long-term debt	5,948	6,319
Long-term debt due to related parties	327	330
Deferred tax liabilities	109	112
Other non-current liabilities	89	119
Total non-current liabilities	6,473	6,880
Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 504,444,280 outstanding at March 31, 2017 (December 31, 2016, 504,444,280)	1,008	1,008
Additional paid in capital	3,308	3,306
Contributed surplus	1,956	1,956
Accumulated other comprehensive income	38	53
Retained earnings	3,263	3,198
Total shareholders' equity	9,573	9,521
Non-controlling interest	527	542
Total equity	10,100	10,063
Total liabilities and equity	21,305	21,666

See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2017 and 2016
(In $ millions)	Three Months Ended March 31,
	2017	2016
		Restated
Cash Flows from Operating Activities
Net income	57	149
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	208	200
Amortization of deferred loan charges	10	9
Amortization of unfavorable contracts	(11)	(30)
Share of results from associated companies	(58)	(47)
Share-based compensation expense	2	3
Contingent consideration realized	(5)	(5)
Unrealized gain related to derivative financial instruments	(35)	(1)
Loss on impairment of investments	—	13
Dividends received from associated companies	7	26
Net movements in tax	(5)	13
Unrealized foreign exchange gain on long-term debt	5	26
Payments for long-term maintenance	(11)	(15)
Other, net	—	(1)

Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	86	8
Trade accounts payable	3	(8)
Prepaid expenses/accrued revenue	(8)	(4)
Deferred revenue	(41)	(58)
Related party receivables	(1)	26
Related party payables	(10)	(9)
Other assets	38	33
Other liabilities	(76)	(34)
Net cash provided by operating activities	155	294

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
 for the three months ended March 31, 2017 and 2016

(In $ millions)	Three Months Ended March 31,
	2017	2016

Cash Flows from Investing Activities
Additions to newbuildings	(12)	(17)
Additions to drilling units and equipment	(13)	(20)
Proceeds from contingent consideration	25	32
Settlement of the West Mira	170	—
Change in restricted cash	(20)	(52)
Payments received from loans granted to related parties	31	55
Net cash provided by/(used in) investing activities	181	(2)
Cash Flows from Financing Activities
Repayments of debt and revolving lines of credit	(217)	(246)
Repayments of debt to related party	(27)	—
Dividends paid to non-controlling interests	—	(7)
Net cash used in financing activities	(244)	(253)

Effect of exchange rate changes on cash	2	9

Net increase in cash and cash equivalents	94	48
Cash and cash equivalents at beginning of the period	1,368	1,044
Cash and cash equivalents at the end of period	1,462	1,092

See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
 for the three months ended March 31, 2017 and 2016

(In $ millions)	Common shares	Additional paid-in capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total equity before NCI	NCI	Total equity
Balance at December 31, 2015	985	3,275	1,956	(142)	3,379	9,453	615	10,068
Share based compensation charge	—	—	—	—	3	3	—	3
Historical stock option reclassification	—	(2)	—	—	2	—	—	—
Other comprehensive loss (Restated)	—	—	—	(8)	—	(8)	—	(8)
Net income (Restated)	—	—	—	—	133	133	16	149
Balance at March 31, 2016 (Restated)	985	3,273	1,956	(150)	3,517	9,581	631	10,212

Balance at December 31, 2016	1,008	3,306	1,956	53	3,198	9,521	542	10,063
Share-based compensation charge	—	2	—	—	—	2	—	2
Other comprehensive loss	—	—	—	(15)	—	(15)	—	(15)
Dividend to non-controlling interests in VIEs	—	—	—	—	—	—	(7)	(7)
Net income/(loss)	—	—	—	—	65	65	(8)	57
Balance at March 31, 2017	1,008	3,308	1,956	38	3,263	9,573	527	10,100

See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – General information
Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As at March 31, 2017 we owned and operated 38 offshore drilling units, had 13 units under construction and an additional unit classified as held for sale. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.
As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.
Basis of presentation
The accompanying unaudited interim financial statements have been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments that are considered necessary for a fair statement of the Company's financial statements in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The accompanying unaudited interim financial statements do not include all of the disclosures required in complete annual financial statements. These financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2016. The amounts are presented in United States dollar ("US dollar" or "$") rounded to the nearest million, unless stated otherwise.
The Company's consolidated financial statements have been prepared on a going concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. However, the Company's going concern assumption is based on management's expectation that the current restructuring program will be completed successfully as described below.
The Company's liquidity requirements relate to servicing debt amortizations, interest payments, and funding working capital requirements. Sources of liquidity include existing cash balances, short-term investments and contract and other revenues. We have historically relied on our cash generated from operations to meet our short term liquidity needs. However, as a result of the downturn in the offshore industry, we require additional liquidity to fully meet our obligations that fall due within one year after the date the financial statements are issued, given the debt repayments that are due in this period.
Over the past year the Company has been engaged in discussions with its banks, potential new investors, existing stakeholders and bondholders in order to restructure its secured credit facilities and unsecured bonds, and in order to raise new capital. The Company expects the implementation of a comprehensive restructuring plan will likely involve commencing schemes of arrangement in the United Kingdom or Bermuda or proceedings under Chapter 11 of the United States Bankruptcy Code.
Although discussions are well advanced and significant progress has been made, until such time our restructuring is completed, uncertainty remains and therefore substantial doubt exists over the Company's ability to continue as a going concern for twelve months after the date the financial statements are issued.
The Company's business operations are unaffected by these restructuring efforts and the Company expects to meet its ongoing customer and business counterparty obligations during the restructuring process.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2016 except as discussed below or unless otherwise included in these unaudited interim financial statements as separate disclosures.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Restatement
As described in the Company's form 20-F filed on April 27, 2017, the Company concluded that its previously issued financial statements for the year ended December 31, 2015, and the quarters ended March 31, June 30 and September 30, 2016 should no longer be relied upon as a result of a misstatement. In the form 20-F filed on April 27, 2017, the Company restated the financial statements for the year ended December 31, 2015, and also presented the impact of the correction of the misstatements on the unaudited consolidated statements of operations, consolidated statements of comprehensive income, consolidated balance sheets and consolidated statements of cash flows for the quarters ended March 31, June 30 and September 30, 2016 (the "Restated Periods"). The misstatement related to the fair value accounting principles applied under U.S. GAAP to the Company's interest rate and cross currency swap portfolio. In addition to these errors, the restated financial statements also included adjustments to correct certain other immaterial errors. All amounts in this quarterly report affected by the restatement adjustments reflect such amounts as restated in the Company's form 20-F filed on April 27, 2017.
Note 2 – Recent accounting pronouncements
Recently adopted accounting standards
In March 2016, the FASB issued ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The update eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The adoption of this standard did not have a material impact on the Company's Consolidated Financial Statements and related disclosures.
In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update simplifies the accounting for share based payment transactions. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The adoption of this standard did not have a material impact on the Company's Consolidated Financial Statements and related disclosures.
Recently issued accounting standards
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year.  Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as at the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016.
During 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, ASU 2016- 12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which do not change the core principle of the Standard Update, but instead clarify the implementation guidance and provide narrow-scope improvements.  In December 2016, the FASB also issued ASU  2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which includes additional guidance for disclosures related to remaining performance obligations.  Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 and ASC 842 relating to Leases; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018.  The Company continues to make significant progress on its review of the standard to determine the effect the requirements may have on its consolidated financial statements, according to its contract-specific facts and circumstances.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. At present, the Company does not expect the pattern of revenue recognition under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as at January 1, 2018 as an adjustment to opening retained earnings. The Company's initial assessment may change as it continues to refine these assumptions.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted, using a modified retrospective application.  The Company has started assessing the impact of this standard update on its consolidated financial statements and related disclosures and has determined that its drilling contracts contain a lease component. The adoption of this standard will result in increased disclosure of the Company's leasing arrangements and may affect the way the Company recognizes revenues associated with the lease and revenue components, according to its contract-specific facts and circumstances. The standard update could also introduce variability to the timing of the Company's revenue recognition compared to current accounting standards. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 relating to revenue recognition from contracts with customers and ASC 842; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018, using the modified retrospective approach.
The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. The Company continues to make significant progress on its review of the standard to determine the effect the requirements could have on its consolidated financial statements and may change its initial assessment as it completes this process.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted only from January 1, 2019. Entities are required to apply the standard's provisions as a cumulative-effect adjustment to retained earnings as at the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance retrospectively. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Income taxes Intra-Entity Transfers of Assets other than Inventory, which requires companies to recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the income statement as income tax expense (or benefit) in the period of sale or transfer occurs. The exception to recognizing the income tax effects of intercompany sales or transfers of assets remains in place for intercompany inventory sales and transfers, i.e. companies will still be required to defer the income tax effects of intercompany inventory transactions. The standard will be effective for annual periods beginning after 15 December 2017, with early adoption permitted. Entities are required to apply the guidance on a modified retrospective basis, with the cumulative effect adjustment to retained earnings at the beginning of the period of adoption. The Company is not early adopting this standard and expects to implement in the first quarter of 2018.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows.  The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the Consolidated Financial Statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years beginning after 15 December 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.
Note 3 – Segment information
Operating segments
The Company provides offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following segments:
•
Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

•
Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to jack-up rigs for operations in harsh and benign environments.

•	Other: Primarily consists of rig management services.
Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal management reporting. The accounting principles for the segments are the same as for our consolidated financial statements.
Total operating revenue
(In $ millions)	Three Months Ended March 31,
	2017	2016
Floaters	369	616
Jack-up rigs	181	246
Other	19	29
Total operating revenue	569	891

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Depreciation and amortization
(In $ millions)	Three Months Ended March 31,
	2017	2016
Floaters	153	148
Jack-up rigs	55	52
Total	208	200

Operating income - Net income
(In $ millions)	Three Months Ended March 31,
	2017	2016
		Restated
Floaters	49	237
Jack-up rigs	33	86
Other	1	5
Operating income	83	328
Unallocated items:
Total financial items and other	(31)	(95)
Income taxes	5	(84)
Net income	57	149

Drilling units and Newbuildings - Total assets
(In $ millions)	March 31, 2017	December 31, 2016

Floaters	11,629	11,751
Jack-up rigs	4,014	4,056
Total Drilling units and Newbuildings	15,643	15,807

Unallocated items:
Assets held for sale	128	128
Investments in associated companies	2,230	2,168
Marketable securities	94	110
Cash and restricted cash	1,557	1,443
Other assets	1,653	2,010
Total assets	21,305	21,666

Capital expenditures – fixed assets
(In $ millions)	Three Months Ended March 31,
	2017	2016
Floaters	28	43
Jack-up rigs	6	9
Total	34	52

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Contingent consideration
(In $ millions)	Three Months Ended March 31,
	2017	2016
Contingent Consideration realized
West Polaris earn out realized	2	2
West Vela earn out realized	3	3
Total contingent consideration recognized	5	5

Disposal of the West Polaris
On June 19, 2015, the Company sold the entities that owned and operated the West Polaris (the "Polaris business"), to Seadrill Operating LP ("Seadrill Operating"), a consolidated subsidiary of Seadrill Partners LLC and 42% owned by the Company. The entities continue to be related parties subsequent to the sale.
In relation to the sale, the Company may be entitled to receive a contingent consideration from Seadrill Partners, consisting of (a) any day rates earned by Seadrill Partners in excess of $450,000 per day, adjusted for daily utilization, tax and agency commission for the remainder of the ExxonMobil contract completing in March 2018 and (b) 50% of any day rate earned above $450,000 per day, adjusted for daily utilization, tax and agency commission fee after the conclusion of the existing contract until 2025. In February 2016, the drilling contract with ExxonMobil was amended such that the day rate for the West Polaris was reduced from $653,000 per day to $490,000 per day, effective January 1, 2016.
The Company's accounting policy is not to recognize contingent consideration before it is considered realizable and has therefore not recognized on disposal any amounts receivable relating to the elements of consideration which are contingent on future events. From the disposal date of the West Polaris on June 19, 2015 to March 31, 2017, the Company has recognized $42 million in contingent consideration, as it became realized, within "Contingent consideration realized" included within operating income in the consolidated statement of operations.
Disposal of the West Vela
On November 4, 2014, the Company sold the entities that own and operate the West Vela (the "Vela business") to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners and 49% owned by the Company. The entities continue to be related parties subsequent to the sale.
As part of the consideration of the sale, the Company may be entitled to receive a contingent amount of up to $40 thousand per day for the remainder of the BP contract, depending on the actual amount of contract revenue received from BP.
The Company's accounting policy is not to recognize contingent consideration before it is considered realizable and has therefore not recognized on disposal any amounts receivable relating to the elements of consideration which are contingent on future events. From the disposal date of the West Vela on November 4, 2014 to March 31, 2017, the Company has recognized $31 million.
Note 5 – Taxation
The effective tax rate for the three months ended March 31, 2017 and 2016 was (9.6)% and 36.1%, respectively.
The provision for income taxes during the three months ended March 31, 2017 is calculated by applying an estimate of the annual effective tax rate for the full year to "ordinary" income or loss for this reporting period. The reported figure for Income tax reflects the relative proportion of group results earned in this period out of the currently estimated projected results for the full year.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Earnings per share
The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.
The components of the numerator for the calculation of basic and diluted EPS are as follows:
(In $ millions)	Three Months Ended March 31,
	2017	2016
		Restated
Net income attributable to the parent	65	133
Less: Allocation to participating securities	(1)	—
Net income available to shareholders	64	133
Effect of dilution	—	—
Diluted net income available to shareholders	64	133

The components of the denominator for the calculation of basic and diluted EPS are as follows:
(In millions)	Three Months Ended March 31,
	2017	2016
		Restated
Basic earnings per share:
Weighted average number of common shares outstanding	504	493
Diluted earnings per share:
Weighted average number of common shares outstanding	504	493
Effect of dilutive share options	—	—
Effect of dilutive convertible bonds	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	504	493

Basic income per share (US dollar)	0.13	0.27
Diluted income per share (US dollar)	0.13	0.27

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Marketable securities
The historic cost of marketable securities is marked to market, with changes in fair value recognized in the consolidated statement of other comprehensive income (OCI).
Marketable securities held by the Company are equity securities considered to be available-for-sale securities. The following tables summarize the carrying values of the Company's ownership interest in Seadrill Partners' common units held as marketable securities in the consolidated balance sheet:
	As at March 31, 2017
(In $ millions)	Amortized cost	Cumulative unrealized fair value gains/(losses)	Carrying value
Seadrill Partners - Common units	93	1	94
Total marketable securities	93	1	94

	As at December 31, 2016
(In $ millions)	Amortized cost	Cumulative unrealized fair value gains/(losses)	Carrying value
Seadrill Partners - Common units	93	17	110
Total marketable securities	93	17	110

Marketable securities and changes in their carrying value are as follows:
	Three Months Ended March 31, 2017
(In $ millions)	Gross realized gains	Gross realized losses	Gross unrealized gains	Gross unrealized losses	Gross proceeds from disposals	Recognition and purchases	Gain/(loss) reclassified into income
Seadrill Partners - Common units	—	—	—	(16)	—	—	—
Total change	—	—	—	(16)	—	—	—

	Three Months Ended March 31, 2016
(In $ millions)	Gross realized gains	Gross realized losses	Gross unrealized gains	Gross unrealized losses	Gross proceeds from disposals	Recognition and purchases	Gain/(loss) reclassified into income
Seadrill Partners - Common units	—	—	—	(5)	—	—	—
Total change	—	—	—	(5)	—	—	—

The Company's ownership interest in Seadrill Partners' common units is 28.6% of total outstanding units as at March 31, 2017.
Seadrill deconsolidated Seadrill Partners in January 2014, recognizing its investment in common units at market value of $30.60. Seadrill also purchased further units in 2014 at a similar price. From October 2014 the share price began to fall to a position as at March 31, 2017, where the market price was at $3.60.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

At September 30, 2016, management determined that the investment in Seadrill Partners' common units was other than temporarily impaired due to the length and severity of the reduction in value below historic cost. As a result, the Company recognized an other than temporary impairment charge of $153 million on Seadrill Partners Common Units.
During the period between September 30, 2016 and March 31, 2017 the Seadrill Partners' share price has increased by 2% from $3.53 to $3.60.  As at March 31, 2017 an accumulated unrealized gain of $1 million has been recognized in accumulated other comprehensive income.
On a quarterly basis the share price has fallen from $4.20 as at December 31, 2016 to $3.60 as at March 31, 2017, resulting in a quarterly loss of $16 million recognized in other comprehensive income.
Note 8 – Investment in associated companies
The Company has the following investments that are recorded using the equity method and cost method for the periods presented in these consolidated financial statements:
(In $ millions)	March 31, 2017	December 31, 2016
Seabras Sapura Participacoes	51	47
Seabras Sapura Holdco	237	227
Seadrill Partners - Total direct ownership interests	1,576	1,537
Seadrill Partners - Subordinated units	167	157
Seadrill Partners - Seadrill member interest and IDRs*	64	64
SeaMex Ltd	135	136
Total investment in associated companies	2,230	2,168

* The Seadrill Partners - Seadrill member interest and Incentive Distribution Rights ("IDRs") are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and are not subsequently remeasured.
Seadrill Partners
Equity method investments
The Company holds investments in both subordinated units of Seadrill Partners and direct ownership interests in controlled subsidiaries of Seadrill Partners, which are accounted for under the equity method.  The fair value of these investments are not readily determinable, as they are not publicly traded.  These investments were recognized at fair value on the deconsolidation of Seadrill Partners in January 2014 and therefore categorized at level three on the fair value hierarchy. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.
During the year ended December 31, 2016, as a result of deteriorating market conditions in the oil and gas industry and supply and demand conditions in the ultra-deepwater offshore drilling sector in which Seadrill Partners operates, the Company recognized other than temporary impairment charges of $180 million on the subordinated units and $400 million on the direct ownership interests. In the year ended December 31, 2015, the Company recognized an other than temporary impairment charges of $125 million on the subordinated units and $302 million on the direct ownership interests. The Company recognized this impairment of the investments within "Loss on impairment of Investments" in the Statement of Operations.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of these investments were derived using an income approach, which discounts future free cash flows ("DCF model").  The estimated future free cash flows associated with the investments are primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, applicable tax rates and industry conditions.  The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 9.5% (2015: 8.5%).  The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values.  The implied valuation of Seadrill Partners derived from the DCF model was crosschecked against the market price of Seadrill Partners' common units. Due to the significant influence the Company has on Seadrill Partners, there is in implied significant influence premium, which represents the additional value the Company would place over and above the market price of Seadrill Partners in order to maintain this significant influence. This is similar in thought to an implied control premium. The Company evaluated the difference by reviewing the implied control premium as compared to other market transactions within the industry. The Company deems the implied control premium to be reasonable in the context of the data considered. The assumptions used in the DCF model were derived from unobservable inputs (level 3) and are based on management's judgments and assumptions available at the time of performing the impairment test.
For the three months ended March 31, 2017, and March 31, 2016, no other than temporary impairment has been identified.
Cost method investments
The Company also holds the Seadrill member interest, which is a 0% non-economic interest, and which holds the rights to 100% of the Incentive Distribution Rights "IDRs" of Seadrill Partners.  The Seadrill member interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The fair value of the Company's interest in the Seadrill member and the attached IDRs at deconsolidation in January, 2014, was determined using a Monte Carlo simulation method ("Monte Carlo model"). The method takes into account the cash distribution waterfall, historical volatility, estimated dividend yield and share price of the common units as at the deconsolidation date.
During the year ended December 31, 2016, the Company recognized an impairment of the investments in the IDRs $73 million. During the year ended December 31, 2015, an impairment charge of $106 million on the IDRs was recorded. The Company has recognized this impairment within "Loss on impairment of Investments" in the consolidated statement of operations.The fair value of the investment was determined using a Monte Carlo model, using  assumptions derived from both observable and unobservable inputs (classified as level 3) and are based on management's judgments and assumptions available at the time of performing the impairment test.
For the three months ended March 31, 2017, and March 31, 2016, no other than temporary impairment has been identified.
SeaMex Limited
The Company holds a 50% ownership interest in Seamex, a joint venture agreement with an investment fund controlled by Fintech, for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs are included within the joint venture. The Company's investment in Seamex was recognized at fair value on the deconsolidation of Seamex in March 2015, and subsequently accounted for under the equity method.
During the year ended December 31, 2016, as a result of the deteriorating market conditions in the oil and gas industry and supply and demand conditions in the offshore drilling sector in which SeaMex operates the Company recognized an other than temporary impairment of the investment in SeaMex of $76 million. The Company recognized this impairment of the investments within "Loss on impairment of investments" in the consolidated statement of operations.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The fair value was derived using the DCF model. The estimated future free cash flows associated with the investment were primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures and applicable tax rates.  The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of 11%. The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values.  The assumptions used in the DCF model were derived from unobservable inputs (level three) and are based on management's judgments and assumptions available at the time of performing the impairment test.
For the three months ended March 31, 2017, and March 31, 2016, no other than temporary impairment has been identified.
Itaunas Drilling, Camburi Drilling, and Sahy Drilling
Itaunas Drilling BV, Camburi Drilling BV and Sahy Drilling BV are joint ventures which are currently constructing three drillships. The joint ventures are owned 70% by Sete International (a subsidiary of Sete Brasil Participacoes SA) and 30% by the Company.
During the year ended December 31, 2016, due to the deteriorating market conditions in the offshore drilling industry, the uncertainty around the financial condition of Sete Brasil Participacoes SA, and the uncertainty around the recoverability of the investments, the Company recognized an other than temporary impairment of $13 million to write down the value of these investments to nil. The Company recognized this impairment within "Loss on impairment of investments" in the consolidated statement of operations.
The table below summarizes the total impairments made during the three months ended March 31, 2017 and 2016:
(In $ millions)	Three Months Ended March 31,
	2017	2016
Impairments of Investment in Associated Companies
Itaunas Drilling, Camburi Drilling, and Sahy Drilling	—	13
Total impairment of investment in associated companies	—	13

Note 9 – Newbuildings
(In $ millions)	Three Months Ended March 31, 2017	Year Ended December 31, 2016
Opening balance	1,531	1,479
Additions [1]	12	52
Closing balance	1,543	1,531

1          Additions of $12 million in the quarter to March 31, 2017 were predominantly due to capitalized interest.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Drilling units
(In $ millions)	March 31, 2017	December 31, 2016
Cost	17,775	17,766
Accumulated depreciation	(3,675)	(3,477)
Impairment	—	(13)
Net book value	14,100	14,276

The depreciation expense on drilling units was $198 million for the three months ended March 31, 2017, and $198 million and for the three months ended March 31, 2016.
In addition the depreciation expense on equipment was $10 million for the three months ended March 31, 2017, and $2 million for the three months ended March 31, 2016.
Note 11 – Debt
(In $ millions)	As at March 31, 2017	As at December 31, 2016
Credit facilities:
$2,000 facility (North Atlantic Drilling)	992	1,033
$400 facility	190	190
$440 facility	190	190
$1,450 facility	342	353
$360 facility (Asia Offshore Drilling)	228	237
$300 facility	156	162
$1,750 facility (Sevan Drilling)	910	945
$450 facility	278	278
$1,500 facility	1,188	1,219
$1,350 facility	1,012	1,046
$950 facility	606	622
$450 facility (2015)	165	175
Total credit facilities	6,257	6,450

Loans contained within VIEs:
$375 facility	272	279
$390 facility	243	248
$475 facility	344	356
Total Loans contained within VIEs	859	883

Unsecured bonds:
NOK 1,800m bond	211	210
$ 1bn bond	843	843
$ 500m bond	479	479
NOK 1,500m bond (NADL)	166	165
$ 600m bond (NADL)	413	413
SEK 1,500 bond	168	165
Total unsecured bonds	2,280	2,275

Other credit facilities with corresponding restricted cash deposits	—	—
Total debt principal	9,396	9,608
Less: current portion of debt principal	(3,395)	(3,230)
Long-term portion of debt principal	6,001	6,378

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The tables below show the debt issuance costs that are netted against the current and long-term debt for each of the periods presented:
Outstanding debt as at March 31, 2017
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	3,395	(31)	3,364
Long-term debt	6,001	(53)	5,948
Total	9,396	(84)	9,312

Outstanding debt as at December 31, 2016
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	3,230	(35)	3,195
Long-term debt	6,378	(59)	6,319
Total	9,608	(94)	9,514

The outstanding debt as at March 31, 2017 is repayable as follows:
(In $ millions)	Year ended March 31,
2018	3,395
2019	2,787
2020	2,640
2021	574
Total debt principal	9,396

The movement in debt instruments above are largely due to scheduled principal repayments unless otherwise detailed below.
The significant developments relating to the Company's debt in the three months ended March 31, 2017 are explained below.
Covenants contained in our debt facilities
The full list of the Company's covenants are disclosed in the annual report on 20-F for the year ended December 31, 2016.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

April 2017 amendments to senior secured credit facilities
On April 4, 2017, the Company executed temporary amendment agreements in respect of all of its senior secured credit facilities. The Company also executed maturity extension agreements in respect of three senior secured credit facilities maturing in the near term. The key terms and conditions of these agreements are as follows:
•	Extensions:
o
$450 million senior secured credit facility: The maturity of the $450 million senior secured credit facility, relating to the West Eminence rig, has been extended from April 30, 2017 to August 15, 2017. The outstanding balance on the credit facility of $278 million is classified as debt due within one year in the consolidated balance sheet as at March 31, 2017.

o
$400 million senior secured credit facility: The maturity of the $400 million senior secured credit facility, relating to jack-up rigs West Cressida, West Callisto, West Leda and West Triton, has been extended from May 31, 2017 to August 31, 2017. The outstanding balance on the credit facility of $190 million is classified as debt due within one year in the consolidated balance sheet as at March 31, 2017.

o
$2 billion Senior Secured Credit Facility: The maturity of the $2 billion senior secured credit facility of our majority-owned subsidiary North Atlantic Drilling Limited (NADL) has been extended from June 30, 2017 to September 14, 2017. The outstanding balance on the credit facility of $992 million is classified as debt due within one year in the consolidated balance sheet as at March 31, 2017.

•	Key amendments and waivers:
o
Equity ratio: The Company is required to maintain a total equity to total assets ratio of at least 30.0%.  Following this amendment, the need to adjust for the difference between the book and market values of drilling units from the calculation of total equity and total assets, as determined by independent broker valuations, has been removed until September 30, 2017.

o	Leverage ratio: The Company is required to maintain a ratio of net debt to EBITDA. The amendment extends the maintained ratio of 6.5:1 until September 30, 2017.
o
Minimum-value-clauses: The Company's secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses ("MVC"), which could require the Company to prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels.  This covenant has been suspended until September 30, 2017.

o	Minimum Liquidity: The Company has previously been required to maintain a minimum of $150 million of liquidity. This has been reset to $250 million.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

•	Additional undertakings:
o
Further process: The Company has agreed certain undertakings on a temporary basis while further discussions with its lenders under its senior secured credit facilities remain ongoing. This includes agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package.

o	Restrictive undertakings: The Company has agreed to additional near-term restrictive undertakings applicable during this process, including limitations in respect of:
▪	dividends, share capital repurchases and new total return swaps;
▪	incurrence of certain indebtedness;
▪	investments in, extensions of credit to or the provision of financial support for non-wholly owned subsidiaries;
▪	investments in, extensions of credit to or the provision of financial support for joint ventures or associated entities;
▪	acquisitions;
▪	dispositions;
▪	prepayment, repayment or repurchase of any debt obligations;
▪	granting security; and
▪	payments in respect of newbuild drilling units in each case, subject to limited exceptions.
•	Other changes and provisions:
o	Undrawn availability: The Company has agreed to refrain from borrowing any undrawn commitments under its senior secured credit facilities.
o	Fees: The Company has agreed to pay certain fees to its lenders in consideration of these extensions and amendments.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company is in compliance with all covenants as at March 31, 2017.
Note 12 – Common shares
	As at March 31, 2017		As at December 31, 2016
	Shares	$ million	Shares	$ million
All shares are common shares of $2.00 par value each
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	508,763,020	1,017	508,763,020	1,017
Treasury shares held by the Company	(4,318,740)	(9)	(4,318,740)	(9)
Outstanding common shares in issue	504,444,280	1,008	504,444,280	1,008

Note 13 – Accumulated other comprehensive income
Accumulated other comprehensive income as at March 31, 2017 and December 31, 2016 was as follows:
(In $ millions)	As at March 31, 2017	As at December 31, 2016

Unrealized gain on marketable securities	1	17
Unrealized gain on foreign exchange	36	36
Actuarial loss relating to pension	(23)	(23)
Share in unrealized gains from associated companies	24	23
Accumulated other comprehensive income	38	53

The unrealized gains on marketable securities relates to the accumulated gains on the Company's investment in Seadrill Partners Common Units as at March 31, 2017 and December 31, 2016. Refer to Note 7 "Marketable securities"  for further information.
With the exception of actuarial loss relating to pension, income taxes associated with each component of other comprehensive income is nil.  The income tax benefit on actuarial loss relating to pension is $1 million as at March 31, 2017 and $1 million as at December 31, 2016.
Note 14 – Risk management and financial instruments
The majority of gross earnings from the Company's drilling units are receivable in US dollars and the majority of the Company's other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on primarily NOK and SEK denominated debt. There is a potential that currency and interest rate fluctuations may have a positive or negative effect on the value of the Company's cash flows.
Interest rate risk management
The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds may be placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's objective is to obtain the most favorable interest rate borrowings available without risking exposure to fluctuating interest rates. Surplus funds are generally placed into fixed or overnight deposits with banks. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Interest rate swap agreements not qualified for hedge accounting
At March 31, 2017 the Company had interest rate swap agreements with an outstanding principal of $6,356 million (December 31, 2016: $6,372 million). The agreements have maturity dates between June 2017 and January 2027, swapping the floating element of interest on our facilities for fixed rates ranging between 0.74% and 3.80%. In addition we have one interest rate swap agreement with an outstanding principal of $158 million (December 31, 2016: $162 million) under which we pay a floating rate of LIBOR and receive a fixed rate of 2.12%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Loss/(gain) on derivative financial instruments". The total fair value of the interest rate swaps outstanding at March 31, 2017 amounted to a gross liability of $46 million, a net liability of $23 million due to master netting agreements with our counterparties, and a net asset of $5 million (December 31, 2016: a gross liability of $64 million, a net liability of $41 million and an asset of $4 million). The fair value of the interest rate swaps are classified as either "Other current liabilities" or "Other current assets" in the consolidated balance sheet.
Cross currency interest rate swaps not qualified as hedge accounting
At March 31, 2017 the Company had outstanding cross currency interest rate swaps with a principal amount of $807 million (December 31, 2016: $807 million) with maturity dates between March 2018 and March 2019, swapping the floating element of interest as well as fluctuations in exchange rates on our facilities for fixed rates ranging from 4.94% to 6.18%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Loss/(gain) on derivative financial instruments". The total fair value of cross currency interest swaps outstanding at March 31, 2017 amounted to a gross and net liability of $179 million (December 31, 2016: gross and net liability of $194 million). The fair value of the cross currency interest swaps are classified as "Other current liabilities" in the consolidated balance sheet.
Interest rate swaps agreements qualified for hedge accounting
A Ship Finance subsidiary consolidated by the Company as a Variable Interest Entity ("VIE") (refer to Note 15 "Variable Interest Entities") has entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus. These interest rate swaps qualify for hedge accounting and any changes in its fair value are included in OCI. Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as at March 31, 2017.
Variable interest entity	Outstanding principal as at March 31, 2017 (In $ millions)	Receive rate	Pay rates	Length of contracts
SFL Linus Limited (West Linus)	170	1 - 3 month LIBOR	1.77 - 2.01%	Dec 2013 - Dec 2018

The total fair value of interest swaps under hedge accounting at March 31, 2017 amounted to a liability of $1 million (December 31, 2016: liability of $1 million), classified as "Other non-current liabilities" in the consolidated balance sheet.
In the three months ended March 31, 2017, the VIE Ship Finance subsidiary recorded $1 million fair value gains (three months ended March 31, 2016: $2 million fair value gains). Any such gains or losses recorded by the VIE in OCI are allocated to non-controlling interests in our consolidated statement of changes in equity due to their ownership by Ship Finance.
Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore the Company, recognized no gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three months ended March 31, 2017 (three months ended March 31, 2016: no fair value gain or loss). The net interest paid on these swaps for the three months ended March 31, 2017 was $0.3 million (three months ended March 31, 2016: net interest of $0.6 million).

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Foreign exchange risk management
The Company and the majority of its subsidiaries use the US dollar as their functional currency because the majority of their revenues and expenses are denominated in US dollars.  The Company's reporting currency is also US dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.
Foreign currency forwards not qualified for hedge accounting
As at March 31, 2017 the Company had no outstanding forward currency agreements.
Realized and unrealized gains and losses
The total realized and unrealized gains and losses recognized in the consolidated statement of operations relating to above derivative arrangements for the three months ended March 31, 2017 and 2016 are as follows:
(In $ millions)	Three Months Ended March 31,
Gains/(Losses) recognized in the consolidated statement of operations relating to derivative financial instruments	2017	2016
		Restated
Interest rate swap agreements not qualified as hedge accounting	(3)	(76)
Cross currency interest rate swaps not qualified as hedge accounting	10	35
Foreign currency forwards and spot trades not qualified as hedge accounting	1	—
TRS agreements	—	(3)
Other	—	(1)
Gain/(loss) on derivative financial instruments	8	(45)

Fair values of financial instruments
The carrying value and estimated fair value of the Company's financial instruments as at March 31, 2017 and December 31, 2016 were as follows:
	As at March 31, 2017		As at December 31, 2016
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	1,462	1,462	1,368	1,368
Restricted cash	95	95	75	75
Related party loans receivable - short term	148	148	174	174
Related party loans receivable - long term	494	494	487	487
Liabilities
Long-term floating rate debt (including the current portion)	6,404	7,116	6,542	7,333
Fixed interest bonds - short term	345	843	432	843
Fixed interest bonds - long term	274	892	334	892
Floating interest bonds - short term	75	211	—	—
Floating interest bonds - long term	118	334	223	540
Related party fixed rate debt - long term	248	415	242	415

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level 3 of the hierarchy).
Level 1 input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.
The fair value of the related party loans receivable from Seadrill Partners, SeaMex, Seabras Sapura and Archer are estimated to be equal to the carrying value. This debt is not freely tradable and cannot be recalled by the Company at prices other than specified in the loan note agreements. The loans were entered into at market rates. They are categorized as level 2 on the fair value measurement hierarchy. Refer to Note 16  "Related party transactions" for further information.
The fair value of the current and long-term portion of floating rate debt is derived using the Discounted Cash Flow (DCF) model. The cost of debt of 10% was used to estimate the present value of the future cash flows. We have categorized this at level 2 on the fair value measurement hierarchy.
The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on March 31, 2017 and December 31, 2016. We have categorized this at level 1 on the fair value measurement hierarchy.
The floating interest bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on March 31, 2017 and December 31, 2016. We have categorized this at level 1 on the fair value measurement hierarchy.
The related party fixed rate debt relates to the loans provided by Ship Finance to the Company's VIE's totaling $415 million. The fair value of the loans provided by Ship Finance to the Company's VIE's are derived using the Discounted Cash Flow (DCF) model. The cost of debt of 10% was used to estimate the present value of the future cash flows. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 16 "Related party transactions" for further information.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments that are measured at fair value on a recurring basis:
		Fair value measurements as at the reporting date using
	Total fair value	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
(In $ millions)	As at March 31, 2017	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	94	94	—	—
Interest rate swap contracts – short term receivable	5	—	5	—
Total assets measured at fair value on a recurring basis	99	94	5	—

Liabilities:
Interest rate swap contracts – short term payable	23	—	23	—
Interest rate swap contracts – long term payable	1	—	1	—
Cross currency swap contracts – short term payable	179	—	179	—
Total liabilities measured at fair value on a recurring basis	203	—	203	—

		Fair value measurements as at the reporting date using
	Total fair value	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
(In $ millions)	As at December 31, 2016	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	110	110	—	—
Interest rate swap contracts – short term receivable	4	—	4	—
Total assets measured at fair value on a recurring basis	114	110	4	—

Liabilities:
Interest rate swap contracts – short term payable	41	—	41	—
Interest rate swap contracts – long term payable	1	—	1	—
Cross currency swap contracts – short term payable	194	—	194	—
Other derivative instruments – short term payable	—	—	—	—
Total liabilities measured at fair value on a recurring basis	236	—	236	—

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.
The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.
The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using well-established independent valuation techniques, using the income method approach, applied to contracted cash flows, expected forecast LIBOR, NIBOR and STIBOR interest rates, and counterparty non-performance credit risk assumptions as at March 31, 2017. The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default.
The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.
Credit risk
The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, including interest rate swaps, cross currency swaps, and sometimes forward exchange contracts. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to the Company.
Note 15 – Variable Interest Entities (VIEs)
As at March 31, 2017, the Company leased two semi-submersible rigs, and one jack-up rig from Ship Finance VIEs under capital leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period.
The following table gives a summary of the sale and leaseback arrangements, as at March 31, 2017:
Unit	Effective from	Sale value (In $ millions)	First repurchase option (In $ millions)	Month of first repurchase option	Last repurchase option (In $ millions)	Month of last repurchase Option *
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus*	June 2013	600	370	June 2018	170	June 2028

* Ship Finance has a right to require the Company to purchase the West Linus rig on the 15th anniversary for the price of $100 million if the Company doesn't exercise the final repurchase option.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company has determined that the Ship Finance subsidiaries, which own the units, are VIEs, and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated financial statements. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's consolidated balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated financial statements. At March 31, 2017 and at December 31, 2016 the units are reported under drilling units in the Company's consolidated balance sheet.
The bareboat charter rates are set on the basis of a base LIBOR interest rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the base LIBOR interest rate for each contract. A summary of the bareboat charter rates per day for each unit is given below.
	(In $ thousands)
Unit	2017	2018	2019	2020	2021	2022
West Taurus	158	158	144	143	136	135
West Hercules	170	166	143	141	135	135
West Linus	222	222	173	140	140	131

The assets and liabilities in the financial statements of the VIEs as at March 31, 2017 and as at December 31, 2016 are as follows:
	As at March 31, 2017			As at December 31, 2016
(In $ millions)	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Taurus	West Hercules	West Linus	West Taurus	West Hercules	West Linus
Investment in finance lease	357	352	471	365	360	483
Other assets	6	6	—	6	6	—
Total assets of the VIEs	363	358	471	371	366	483

Short-term interest bearing debt	23	28	51	23	28	51
Long-term interest bearing debt	220	244	293	226	251	305
Other liabilities	3	1	1	3	1	2
Short-term debt due to related parties	—	—	1	—	—	—
Long-term debt due to related parties	117	85	125	119	86	125
Total liabilities of the VIEs	363	358	471	371	366	483
Equity of the VIEs	—	—	—	—	—	—

Book value of units in the Company's consolidated financial statements	402	529	532	409	537	537

The Company presents balances due to/from Ship Finance on a net basis, due to the fact there is a right of offset established in the long-term loan agreements, and the balances are intended to be settled on a net basis. As at March 31, 2017, the Company has presented receivable balances (current assets) of $28 million related to SFL Deepwater Ltd, $60 million related to SFL Hercules Ltd, and $nil related to SFL Linus Ltd against "Long-term debt due to related parties" within "Non-current liabilities" in the consolidated balance sheet. As at December 31, 2016, the balances offset were $26 million related to SFL Deepwater Ltd, $59 million related to SFL Hercules Ltd, and $nil related to SFL Linus Ltd.

In the period ended March 31, 2017 the VIEs declared dividends totaling $7 million (March 31, 2016: $nil).

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Related party transactions
Seadrill Partners
The net income/(expenses) with Seadrill Partners for the three months ended March 31, 2017 and 2016 were as follows:
(In US$ millions)	Three Months Ended March 31,
	2017	2016
Management fees charged to Seadrill Partners - Other revenues (a) and (b)	18	19
Rig operating expenses charged to Seadrill Partners - Other revenues (c)	6	7
Contingent consideration realized (k)	5	5
Insurance premiums charged to Seadrill Partners (d)	3	5
Rig operating costs charged by Seadrill Partners (e)	(1)	(2)
Bareboat charter arrangements (f)	2	2
Interest expenses charged to Seadrill Partners (g)	2	4
Related party inventory purchases	(1)	—
Interest recognized on deferred consideration receivable (k)	1	2
Derivatives recharged to Seadrill Partners (h)	(1)	8
Net related party income from Seadrill Partners	34	50

Receivables/(payables) with Seadrill Partners and its subsidiaries as at March 31, 2017 and December 31, 2016 consisted of the following:
(In $ millions)	As at March 31, 2017	As at December 31, 2016
Rig financing and loan agreements (i)	156	160
Deferred consideration receivable (k)	57	61
Other receivables (l)	148	186
Other payables (l)	(54)	(77)

The following is a summary of the related party agreements with Seadrill Partners:
(a, b) Management, administrative, and technical service agreements
Income recognized under the management, administrative and technical service agreements for the three months ended March 31, 2017 were a total of $18 million (three months ended March 31, 2016: income of $19 million).
(c) Rig operating costs charged to Seadrill Partners
Seadrill has charged to Seadrill Partners certain rig operating costs in relation to costs incurred on behalf of the West Polaris operating in Angola in 2016 and 2015 and the West Vencedor which operated in Angola in 2015.  The total other revenues earned for the three months ended March 31, 2017 were $6 million (three months ended March 31, 2016: $7 million).
(d) Insurance premiums
The Company negotiates insurance for drilling units on a centralized basis. The total insurance premiums related to Seadrill Partners drilling units charged to Seadrill Partners for the three months ended March 31, 2017 were $3 million (three months ended March 31, 2016: $5 million).

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(e) Rig operating costs charged by Seadrill Partners
Seadrill Partners has charged to Seadrill, through its Nigerian service company, certain services, including the provision of onshore and offshore personnel, which was provided for the West Jupiter and West Saturn drilling rigs operating in Nigeria.  The total rig operating expenses incurred for the three months ended March 31, 2017 were $1 million (three months ended March 31, 2016: $2 million).
(f) Bareboat charter arrangements
In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of Seadrill Partners, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of Seadrill Partners, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. The net effect to Seadrill of the bareboat charters for the three months ended March 31, 2017 was net revenue of $2 million (three months ended March 31, 2016: net revenue of $2 million).
(g) Interest expenses
The total interest income charged to Seadrill Parters for the related party loan arrangements outlined below, including commitment fees and other fees, for the three months ended March 31, 2017 was $2 million (three months ended March 31, 2016: $4 million).
(h) Derivative interest rate swap agreements
The Company has interest rate swap agreements with Seadrill Partners on a back to back basis with certain of its own interest rate swap agreements. The total net derivative gains and losses charged to Seadrill Partners for the three months ended March 31, 2017 was a loss of $1 million (three months ended March 31, 2016: gain of $8 million).
(i) Rig financing agreements
Total amounts owed under the rig financing agreements as at March 31, 2017, relating to the T-15 and T-16, totaled $119 million (December 31, 2016: $119 million). Under the terms of the secured credit facility agreements for the T-15 and T-16, certain subsidiaries of the Company and Seadrill Partners are jointly and severally liable for their own debt and obligations under the relevant facility and the debt and obligations of other borrowers who are also party to such agreements. These obligations are continuing and extend to amounts payable by any borrower under the relevant agreement. The Company has provided an indemnification to Seadrill Partners for any payments or obligations related to these facilities which do not relate to the T-15 and T-16.
West Vencedor loan agreement - The West Vencedor loan agreement between the Company and Seadrill Partners was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the loan agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor loan agreement bears a margin of 2.3%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. As at March 31, 2017 the total net book value of the West Vencedor pledged as security by Seadrill Partners was $170 million. The outstanding balance under the West Vencedor loan agreement due to the Company was $37 million as at March 31, 2017 (December 31, 2016: $41 million).

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(j) $110 million Vendor financing loan
In May, 2013, Seadrill Partners borrowed from the Company $110 million as vendor financing to fund the acquisition of the T-15. The loan had an interest rate of LIBOR plus a margin of 5.0%. The loan matured in May 2016 and was repaid in full. The outstanding balance as at March 31, 2017 was $nil (December 31, 2016: $nil).
(k) Deferred consideration receivable
On the disposal of the West Vela to Seadrill Partners in November 2014, the Company recognized deferred consideration receivable. On the disposal of the West Polaris to Seadrill Partners in June 2015, the Company is entitled to a deferred contingent consideration based on the contract of the West Polaris. The total outstanding balance in relation to these receivables as at March 31, 2017 was $57 million (December 31, 2016: $61 million). Refer to Note 4 - Contingent consideration for more information.
(l) Receivables and Payables
Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured, bear interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.
West Sirius bareboat charter financing loan
In December 2015, an operating subsidiary of Seadrill Partners borrowed from a subsidiary of the Company $143 million in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. The loan bears interest at a rate of LIBOR plus a margin of 0.6% and matures in July 2017. The outstanding balance as at March 31, 2017 was $13 million (December 31, 2016: $39 million).  In December, 2015, the Company borrowed $143 million from a rig owning subsidiary of Seadrill Partners in order to restore its liquidity with respect to the West Sirius bareboat charter financing loan referred to above. The loan bears interest at a rate of LIBOR plus a margin of 0.6% and matures in July 2017. The outstanding balance as at March 31, 2017 was $13 million (December 31, 2016: $39 million). Each of the loan parties understand and agree that the loan agreements act in parallel with each other. These transactions have been classified within current and long-term portions of "Amount due from related party", "Related party payable" and "Long-term related party payable".
Guarantees
Seadrill provides certain guarantees on behalf of Seadrill Partners:
•	Guarantees in favor of customers, which guarantee the performance of the Seadrill Partners drilling units, totaled $184 million as at March 31, 2017 (December 31, 2016: $185 million);
•
Guarantees in favor of banks provided on behalf of Seadrill Partners totaled $602 million as at March 31, 2017 and correspond to the outstanding credit facilities relating to the West Polaris and West Vela (December 31, 2016: $621 million); and

•	Guarantees in favor of suppliers provided on behalf of Seadrill Partners, relating to customs guarantees totaled $0.9 million as at March 31, 2017 (December 31, 2016: $0.4 million).
West Vela facility
Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and Seadrill Partners are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility.  Seadrill has provided an indemnity to Seadrill Partners for any payments or obligations related to this facility that are not related to the West Vela.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

West Polaris facility
In June 2015, the Company completed the sale of the entities that own and operate the West Polaris to Seadrill Partners. One of the entities sold was the sole borrower under $420 million senior secured credit facility. See Note 4 - Contingent consideration for further details. Seadrill Limited continues to act as the guarantor under the facility.
Archer transactions
Following Archer's $100 million private placement on February 28, 2017, the Company's shareholding was diluted from 39.72%  to 16.23%.
Loans
On March 6, 2015, the Company purchased a $50 million subordinated loan made by Metrogas, a related party, to Archer, a related party. The aggregate consideration paid for the loan by the Company to Metrogas was $51 million which is equal to the sum of the outstanding principal amount of $50 million and $1 million accrued commitment fee and interest on the loan. The loan bears interest at 7.5% per annum and has a commitment fee of 1% on any undrawn amount. As at the date of the purchase by the Company there was no undrawn amount. Interest and any commitment fee is due upon maturity of the loan on June 30, 2018.
In the year ended December 31, 2015, the Company's $50 million subordinated loan to Archer was written down to $nil due to the Company's share of net losses of Archer reducing the investment balance. The Company's accounting policy, once its investment in the common stock of an investee has reached $nil, is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. The Company's share of equity method losses or gains is determined based on the change in the Company's claim on net assets of the investee. Archer's net losses and other comprehensive income were therefore applied to the Company's loan to Archer at its invested ownership of 39.72%.
On May 27, 2016, the Company granted a $75 million subordinated loan to Archer. The loan bears interest at a rate of 10.0% per annum and was due to be repaid together with the interest on June 30, 2018.
During 2016, and the first quarter of 2017, the $75 million loan was written down by $58 million due to the Company's share of net losses of Archer reducing the receivable. The Company's accounting policy once it's investment in the common stock of an investee has reached $nil is to apply the equity method to other investments in the investees securities, loans and or advances based on seniority and liquidity. The Company's share and equity method losses or gains is determined based on the change in the Company's claim on net assets of the investee. Archer's net losses and other comprehensive income were therefore applied to the Company's loan to Archer at its invested ownership of 39.72% for 2016 and an average position of 31.89% for the first quarter of 2017. The outstanding book value of the loan as at March 31, 2017 was $17 million.
Total interest income for the three months ended March 31, 2017 for the above loans was $3 million (three months ended March 31, 2016: $1 million).
Guarantees
On March 7, 2013, the Company provided a guarantee to Archer on its payment obligations on certain financing arrangements. The maximum liability to the Company was limited to $100 million. The guarantee fee was 1.25% per annum. On July 31, 2014, the Company provided Archer with an additional guarantee of $100 million, which was provided as part of Archer's divestiture of a division, to support Archer's existing bank facilities. During 2014, the guarantees above were increased to a total of $250 million. The guarantee outstanding as at March 31, 2017 was $250 million (December 31, 2016: $250 million). The guarantee fee is 1.25% per annum.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On December 31, 2013, we provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of EUR 48.4 million to support Archer's credit facilities. The guarantee fee is 1.25% per annum. The guarantee outstanding as at March 31, 2017 was $25 million (December 31, 2016: $25 million).
On July 14, 2014, we provided Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of maximum of $20 million to support Archer's credit facilities. The guarantee fee is 1.25% per annum. The guarantee outstanding as at March 31, 2017 was $3 million (December 31, 2016: $3 million).
We provide Archer Well Services, a wholly owned subsidiary of Archer, with a performance guarantee of a maximum of NOK 66 million to support Archer's operations in Norway with a customer. The guarantee outstanding as at March 31, 2017 was $8 million (December 31, 2016: $8 million).
On February 5, 2014, the Company provided Archer with a guarantee to support Archer's leasing obligations of a warehouse for a period of 10 years. The guarantee outstanding as at March 31, 2017 is GBP 8 million or $10 million (December 31, 2016: $10 million).
These guarantee fees are included in "Other financial items" in our consolidated statement of operations. The guarantee fees charged were $0.9 million for the three months ended March 31, 2017 (three months ended March 31, 2016: $0.8 million).
The total interest and guarantees fees receivable from Archer as at March 31, 2017 was $20 million (December 31, 2016: $16 million).
Archer's refinancing and guarantees
In April 2017 the Company signed and closed an agreement with Archer and its lenders to extinguish approximately $253 million in financial guarantees provided by the Company in exchange for a cash payment of $25 million. The Company remains in constructive discussions with Archer and its lenders to extinguish the remaining $25 million of financial guarantees in exchange for a cash payment representing 10% of their face value.  A $28 million provision was recognized as at December 31, 2016 to reflect the potential cash settlement of the $278 million financial guarantees provided to Archer.
As part of Archer's restructuring plans we have also agreed to convert the outstanding loans totaling $146 million, which includes the $50 million and $75 million loans stated above, plus accrued interest and fees, in subordinated loans provided to Archer into a new $45 million subordinated convertible loan. The subordinated convertible loan will bear interest of 5.5%, matures in December 2021 and have a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share (subject to appropriate adjustment mechanics), which is approximately 75% above the subscription price in Archer's private placement on February 28, 2017.
Operating activities
Archer provides certain technical vessel and rig services for the Company, and charged the Company fees of $0.1 million for the three months ended March 31, 2017 (three months ended March 31, 2016: $1 million). These amounts are included in vessel and rig operating expenses.
SeaMex Limited transactions
As at March 10, 2015, the date of deconsolidation, SeaMex Limited is considered to be a related party and not a controlled subsidiary of the Company. The following is a summary of the related party agreements/transactions with SeaMex.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Management and administrative service agreements
In connection with the joint venture agreement, SeaMex, entered into a management support agreement with Seadrill Management Ltd, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management Ltd provides SeaMex certain management and administrative services. The services provided by Seadrill Management Ltd are charged at cost plus management fee of 8%. The agreement can be terminated by providing 60 days written notice.  Income recognized under the management and administrative agreements for the three months ended March 31, 2017 was $2 million (three months ended March 31, 2016: $2 million).
It is also agreed that Seadrill Jack Up Operations De Mexico, which is a 100% owned subsidiary of SeaMex and provides support services to the rigs acquired by the joint venture, will continue to provide management services to Seadrill in respect of managing the rigs West Pegasus and West Freedom and charge a fee of 5% plus costs incurred in connection with managing the rigs on its behalf. Seadrill Jack Up Operations De Mexico has charged the Company fees, under the above agreements of $2 million for the three months ended March 31, 2017 (three months ended March 31, 2016: $2 million). These amounts are included in general and administrative expenses within the consolidated statement of operations.
Loans
$250 million Seller's credit - In March 2015, the Company provided Seamex with a $250 million loan as part of the settlement of the sale of assets to SeaMex. The loan is divided into two facilities, (a) a term loan facility for an amount up to $230 million and (b) a revolving loan facility of up to $20 million. Both facilities bear interest at a rate of LIBOR plus a margin of 6.50% and mature in December 2019. Interest on the loan is payable quarterly in arrears. The loan facility is subordinated to SeaMex's external debt facility. The outstanding balance as at March 31, 2017 was $250 million (December 31, 2016: $250 million).
$45 million loan facility - In November 2016 the Company agreed a $45 million loan with Seamex to fund short term working capital requirements. The loan facility is subordinated to SeaMex's external debt facility. The facility bears interest at a rate of LIBOR plus a margin of 6.5% payable quarterly in arrears.
Interest income accrued for the three months ended March 31, 2017 in respect of the loans above was $10 million (three months ended March 31, 2016: $4 million).
Receivables and Payables
Receivables and payables with SeaMex joint venture are comprised of short-term funding, management fees, advisory and administrative services, and other items including accrued interest.  Receivables and payables are generally settled quarterly in arrears in the ordinary course of business.
Receivables/(payables) with SeaMex joint venture as at March 31, 2017 consisted of the following:
(In $ millions)	As at March 31, 2017	As at December 31, 2016
Seller's credit	250	250
$45 million loan facility	45	45
Interest on long-term funding and seller's credit	32	22
Other receivables	32	31
Other payables	(2)	(2)

Performance Guarantees
In addition, Seadrill has also provided performance guarantees for the SeaMex drilling units, up to a total of $30 million as at March 31, 2017 (December 31, 2016: $30 million).

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Seabras Sapura transactions
Seabras Sapura Participações S.A. and Seabras Sapura Holding GmbH, along with their wholly owned subsidiaries, are together referred to as Seabras Sapura. Seabras Sapura are joint ventures that construct, own and operate pipe-laying service vessels in Brazil and are owned 50% by the Company and 50% by TL Offshore, a subsidiary of SapuraKencana.
Loans
In May 2014, the Company provided a loan to Sapura Navegaceo Martima S.A. of $11 million, which was novated to Seabras Sapura Participações S.A. on December 30, 2015. The loan bears an interest rate of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017. Subsequent to the year end, the maturity was extended to May 31, 2017. The outstanding balance as at March 31, 2017 was $11 million (December 31, 2016: $11 million).
In May 2014, the Company provided a loan to Sapura Navegaceo Martima S.A. of €3 million ($4 million). The loan bears an interest rate of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016, however the loan was repaid in full in January 2016. The outstanding balance as at March 31, 2017 was nil (December 31, 2016: nil).
In January 2015, the Company provided a loan to Sapura Nacegacao Martima S.A. of $18 million, which was novated to Seabras Sapura Participações S.A. on December 30, 2015. The loan bears an interest rate of 3.4% and was initially repayable by February 16, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017. Subsequent to the year end, the maturity was extended to May 31, 2017. The outstanding balance as at March 31, 2017 was $18 million (December 31, 2016: $18 million).
In April 2015, the Company provided a loan to Sapura Onix GmbH of $14 million in connection with delivery of the Seabras Onix pipe-laying vessel.  The outstanding balance as at March 31, 2017 was $14 million (December 31, 2016: $14 million). The loan bears an interest rate of LIBOR plus 3.99% and is repayable on demand, subject to certain restrictions under the agreement.
In December 30, 2015, the Company provided a loan to Seabras Sapura Participações S.A. of $3 million relating to the payments for equipment. The outstanding balance as at March 31, 2017 was $3 million (December 31, 2016: $3 million). The loan bears an interest rate of 4.4% on overdue balances, and was due to be repaid on February 28, 2017. The Company is negotiating the extension of this with the joint venture.
In June 2016, the Company provided a subordinated loan to Seabras Rubi GmbH of $14 million in connection with delivery of the Seabras Rubi pipe-laying vessel. The loan bears an interest rate of 3.99% plus LIBOR and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at March 31, 2017 was $14 million (December 31, 2016: $14 million).
In October 2016, the Company provided a subordinated loan to Seabras Jade GmbH of $11.7 million in relation to the funding retention account in the joint venture for the Sapura Jade vessel. The loan bears an interest rate of 3.99% plus LIBOR and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at March 31, 2017 was  $11.7 million (December 31, 2016: $11.7 million).
In December 2016, the Company provided a subordinated loan to Seabras Onix GmbH,  $6 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 3.99% plus LIBOR and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at March 31, 2017 was $6 million (December 31, 2016: $6 million).

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In December 2016, the Company provided a subordinated loan to Seabras Diamante GmbH,  $7 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 4.5% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at March 31, 2017 was $7 million (December 31, 2016: $7 million).
In December 2016, the Company provided a subordinated loan to Seabras Topazio GmbH,  $7 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 4.5% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at March 31, 2017 was $7 million (December 31, 2016: $7 million).
In December 2014 Seadrill UK Ltd, a wholly owned subsidiary of the Company, provided a $2 million loan to Seabras Sapura PLSV Holdings GmbH. The outstanding balance as at March 31, 2017 was $0.7 million (December 31, 2016: $0.7 million).
The total net interest income of the above loans relating to Seabras Sapura for three months ended March 31, 2017 was $1 million (three months ended March 31, 2016: $0.4 million). The total accrued interest as at March 31, 2017 was $4 million (December 31, 2016: $4 million).
Financial guarantees
PLSV I - In December 2013 certain subsidiaries of Seabras Sapura Holding GmbH entered into a $543 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Diamante, and Sapura Topazio pipe-laying support vessels.  As a condition to the lenders making the loan available to each of the borrowers, the Company provides a sponsor guarantee, on a 50:50 basis with the joint venture partner, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover periods including (a) between delivery of the vessel from the shipyard and customer acceptance and (b) between expiry of the pipe-laying support vessels charter contracts and contract renewal.  The total amount guaranteed as at March 31, 2017 was $218 million (December 31, 2016: $218 million).
PLSV II - In April 2015 certain subsidiaries of Seabras Sapura Holding GmbH entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels.  As a condition to the lenders making the loan available to each of the borrowers, the Company provides a sponsor guarantee, on a 50:50 basis with the joint venture partner, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover periods including (a) between delivery of the vessel from the shipyard and customer acceptance and (b) between expiry of the pipe-laying support vessels charter contracts and contract renewal.  The amount guaranteed as at March 31, 2017 was $367 million (December 31, 2016: $367 million).
In addition, Seadrill provided bank guarantees in relation to the above credit facilities to cover six months of debt service costs and three months of operating expenses under retention accounts. These guarantees were released in the period following Seadrill providing loans as described above. The total amount guaranteed as at March 31, 2017 was nil (December 31, 2016: nil).
Sapura Esmeralda - In November 2012 a subsidiary of Seabras Sapura Participações S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013 an additional facility of $36 million was entered into, with a maturity in 2020. As a condition to the lenders making the loan available the borrower, a wholly owned subsidiary of the Company provided a sponsor guarantee, on a joint and several basis with the joint venture partner, in respect of the obligations of the borrower. The total amount guaranteed by the subsidiaries of the joint venture partners as at March 31, 2017 was $197 million (December 31, 2016: $202 million).

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Sapura Esmeralda, operates under a temporary Brazilian flag which expires on August 5, 2017. Seabras Sapura is currently in the process of obtaining a registration with Brazilian authorities which will either entitle the vessel to permanently fly the Brazilian flag, or which will result in a renewal of the temporary Brazilian flag. There is a risk that either no permanent right to fly the Brazilian flag will be obtained, or that the temporary flag will not be renewed. If this were to happen, it is likely to affect the operations of the Sapura Esmeralda, which could in turn affect its commercial agreements and related financing.
As at the consolidated balance sheet date, we have not recognized a liability as we do not consider it is probable that the guarantees will be called.
Operating activities
A subsidiary of Seabras Sapura sublets warehouse and office space to subsidiaries of the Company in Brazil. The amount charged for the three months ended March 31, 2017 was $1 million (three months ended March 31, 2016: nil).  These amounts are included in vessel and rig operating expenses in the consolidated statement of operations.
Other trading balances with Seabras Sapura, including interest receivable, totaled a receivable of $7 million as at March 31, 2017 (December 31, 2016: $9 million).
Related parties to Hemen Holding Ltd ("Hemen")
The Company transacts business with the following related parties, being companies in which our principal shareholder, Hemen, has a significant interest:
•	Ship Finance International Limited ("Ship Finance");
•	Metrogas Holdings Inc. ("Metrogas");
•	Frontline Management (Bermuda) Limited ("Frontline"); and
•	Seatankers Management Norway AS ("Seatankers").
Ship Finance transactions
We have entered into a number of sale and leaseback contracts for several drilling units with Ship Finance, a company in which our principal shareholders Hemen and companies associated with Hemen have a significant interest. The shares of Hemen are held by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in our consolidated financial statements. Refer to Note 15 "Variable Interest Entities" for further details. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

During the three month periods ended March 31, 2017 and 2016, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:
	Three Months Ended March 31,
	2017	2016
West Hercules	14	14
West Taurus	13	13
West Linus	20	20
Total	47	47

These lease costs are eliminated on consolidation.
The VIEs had net loans due to Ship Finance amounting to $327 million as at March 31, 2017 (December 31, 2016: $330 million) and gross loans of $415 million  (December 31, 2016: $415 million), due to the right of offset of trading balance assets against the loans. The related party loans are disclosed as "Long-term debt due to related parties" on the consolidated balance sheet. The loans bear interest at a fixed rate of 4.5% per annum, and mature between 2023 and 2029. The total interest expense incurred for the three months ended March 31, 2017 was $5 million (three months ended March 31, 2016: $5 million).
Frontline transactions
Frontline provides certain management support and administrative services for the Company, and charged the Company fees of $0.8 million for the three months ended March 31, 2017 (three months ended March 31, 2016: $0.1 million).
Seatankers Management transactions
The Company and its subsidiaries receive services from Seatankers Management Norway AS, an affiliate of Hemen. The fee was $0.1 million and nil for the three months ended March 31, 2017 and 2016, respectively.
Note 17 – Commitments and contingencies
Purchase Commitments
At March 31, 2017, we had thirteen contractual commitments under newbuilding contracts. The contracts are for the construction of one semi-submersible rig, four drillships and, eight jack-up rigs. The units are contracted to be delivered between the first quarter of 2017 and 2019. As at March 31, 2017 we have paid $971 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $4,002 million. These amounts include contract variation orders, spares, accrued interest expense, construction supervision and operation preparation.
The table below shows the maturity schedule for the newbuilding contractual commitments, which reflects all recent deferral agreements with DSME, Samsung, Cosco and Dalian, and assumes we exercise the remaining deferral options for the Sevan Developer with Cosco. The commitments shown include yard installments, variation orders, estimated operations preparation costs and estimated deferral costs.
(In $ millions)	As at March 31, 2017
2017	2,114
2018	1,369
2019	519
2020	—
2021	—
Total purchase commitments	4,002

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Sevan Developer
In October 2014, the Sevan entered an agreement with Cosco to defer the delivery date of the Sevan Developer for twelve months with four subsequent options to extend the date for further periods of six months, until October 2017. Refund guarantees have been provided for the full deferral period. Sevan has the option to cancel the construction contract on each of the deferred delivery dates.  Cosco will, in such case, refund the remaining installments paid under the construction contract. Cosco provided Sevan security through bank refund guarantees, effective for the 36 month potential deferral period beginning in October 2014.
Sevan and Cosco have exercised the first, second and third options in October 2015, April 2016 and October 2016 respectively.  As a result of these options Cosco has refunded three installments of $26.3 million each, and the delivery date was extended to April 15, 2017.
On April 27, 2017, the final delivery deferral agreement for the Sevan Developer was deferred to May 31, 2017 to finalize negotiations. If an agreement cannot be reached, the remaining installment of $26.3 million will be refunded. The Sevan Developer will remain in China at the Cosco Shipyard and the Company will continue marketing the rig for an acceptable drilling contract where financing can be obtained to allow delivery.
Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our consolidated financial statements as at March 31, 2017.
Class action
In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in U.S. Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends. In January 2015, a second purported shareholder class action lawsuit, Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds. In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds. On March 24, 2015, the court consolidated these complaints into a single action. On June 23, 2015 the court appointed colead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended complaint by July 23, 2015.
The amended complaint was filed on July 23, 2015 alleging, among other things, that Seadrill, North Atlantic Drilling Ltd and certain of their executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction.
The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015 and the defendants' Reply Brief was served on December 4, 2015.
On June 21, 2016 the court issued an order granting the defendants' Motion to Dismiss. On July 15, 2016 the Court entered a judgment dismissing the Complaint with prejudice. The thirty days' appeal period has expired without appeal and the matter is therefore closed.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SEC enquiry
In addition, the Company has received voluntary requests for information from the U.S. Securities and Exchange Commission concerning, among other things, statements in connection with its payment of dividends, inclusion of contracts in the Company's backlog, and its contracts with Rosneft.
West Mira
On October 12, 2015, HSHI launched arbitration proceedings with regard to Seadrill's cancellation of the West Mira construction contract.  This was settled on March 13, 2017 with an agreed yard installment payment of $170 million was received from HSHI in March 2017. An impairment of $44 million as a result of the settlement amount was reflected as at December 31, 2016.
Sevan Drilling
Sevan Drilling is a majority-owned subsidiary of the Company. On June 29, 2015, Sevan Drilling disclosed that it had initiated an internal investigation into activities with an agent under certain drilling contracts with Petrobras in Brazil, which were entered prior to the separation from the Sevan Marine Group. On October 16, 2015, Sevan Drilling further disclosed that Sevan Drilling ASA, previously the parent company of Sevan Drilling, had been accused of breaches of Sections 276a and 276b of the Norwegian Criminal Code in respect of payments made in connection with the performance during 2012 to 2015 of drilling contracts originally awarded by Petrobras to Sevan Marine ASA in the period between 2005–2008. For further details please see the Sevan Drilling Annual Report and Financial Statements for the Year Ended December 31, 2016, and subsequent quarterly financial statements as they become publicly available. We cannot predict whether any other governmental authority will seek to investigate this matter, or if a proceeding were to be opened, the scope or ultimate outcome of any such investigation and as a result no loss contingency has been recognized in Seadrill's Consolidated Financial Statements.
NADL
In February 2016 North Atlantic Drilling was notified of certain customer claims. The client withheld amounts from invoice payments due in the first quarter of 2016, which were settled in January 2017 for $34.7 million subsequent to the Consolidated Balance Sheet date. The settlement amount was reflected as at December 31, 2016.
Seabras Sapura joint venture
The Sapura Esmeralda, operates under a temporary Brazilian flag which expires on August 5, 2017. Seabras Sapura is currently in the process of obtaining a registration with Brazilian authorities which will either entitle the vessel to permanently fly the Brazilian flag, or which will result in a renewal of the temporary Brazilian flag. There is a risk that either no permanent right to fly the Brazilian flag will be obtained, or that the temporary flag will not be renewed. If this were to happen, it is likely to affect the operations of the Sapura Esmeralda, which could in turn affect its commercial agreements and related financing.
Patent infringement
In January 2015, a subsidiary of Transocean Ltd. filed suit against certain of our subsidiaries for patent infringement. The suit alleges that one of our drilling rigs that operate in the U.S. Gulf of Mexico violated Transocean patents relating to dual-activity drilling. In the same year, the Company challenged the validity of the patents via the Inter Partes Review process within the U.S. Patent and Trademark Office which ultimately stayed the litigation. The IPR board held in March 2017 that the patents were valid. Despite this finding, the Company does not believe that its rigs infringe the Transocean patents, which have now expired, and it continues to defend itself vigorously against this suit. The Company does not believe that the ultimate liability, if any, resulting from this litigation will have a material effect on its financial position. The Company has not previously recognized any related loss contingency in its Consolidated Financial Statements as of March 31, 2017 and December 31, 2016 as it does not believe the loss to be probable.

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 - Supplementary cash flow information
The table below summarizes the non-cash investing and financing activities relating to the periods presented:
	Three Months Ended March 31,
(In $ millions)	2017	2016
Non-cash financing activities
Repayment relating to SapuraKencana financing agreements (1)	—	(160)
Proceeds from long-term loans (2)	—	150
Long term loans netted-down with related party balances (2)	—	(150)
Dividend to non-controlling interests in VIEs (3)	(7)

(1)	During the period ended March 31, 2016, the Company settled financing agreements relating to shares in SapuraKencana using cash balances already classified as restricted.
(2)
During the period ended March 31, 2016 certain consolidated VIEs of the company withdrew bank loans and made loans to a related party Ship Finance International. These balances are presented net in the consolidated statement of cash flows. Refer to Note 16 "Related party transactions" for more details.

(3)
During the period ended March 31, 2017 the Ship Finance VIEs that we consolidate declared dividends payable totaling $7 million to Ship Finance. Refer to Note 15 "Variable Interest Entities" for more details.

Note 19 – Assets held for sale
On December 2, 2015, NADL signed an amendment with Jurong Shipyard ("Jurong") for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel (the "Unit"). The deferral period originally lasted until June 2, 2016, but was then subsequently extended to July 6, 2017.
The following completion of the deferral period, the Company and Jurong have agreed to form a Joint Asset Holding Company for joint ownership of the Unit, to be owned 23% by the NADL and 77% by Jurong, in the event no employment is secured for the Unit and no alternative transaction is completed. Until the end of the deferral period, NADL will continue to market the unit for an acceptable drilling contract, and the Unit will remain at the Jurong Shipyard in Singapore. NADL and Jurong are also considering other commercial opportunities for the Unit during this period. However, based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the Joint Asset Holding Company.
As a result of the agreements, the Company classified the Unit as an "Asset held for Sale" in its consolidated balance sheet. This resulted in an impairment loss on disposal of $82 million being the difference between the net book value of the Unit of $210 million, compared to the expected recoverable value of the Company's investment in the Joint Asset Holding Company of $128 million. The impairment loss was recognized in "Loss on disposal" in the consolidated statement of operations for the year ended December 31, 2015.
(In millions of US$)	Three Months Ended March 31, 2017	Year ended December 31, 2016
Opening balance at the beginning of the period	128	128
Non-current assets held for sale	128	128

Seadrill Limited
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Subsequent Events
NADL revolving credit facility
On April 25, 2017, the revolving credit facility provided to NADL was increased to $50 million and extended to June 30, 2017.
Amendments to our secured credit facilities
On April 4, 2017, the Company executed extensions to its covenant amendments and waivers contained within its secured credit facilities, which among other things, amend the equity ratio, leverage ratio, minimum-value-clauses, and minimum liquidity requirements, expiring on June 30, 2017 to September 30, 2017. In addition the maturity dates of the $450 million senior secured credit facility, related to the West Eminence, the $400 million senior secured credit facility, and the $2,000 million senior secured credit facility for our consolidated subsidiary, NADL, have been amended to August 15, 2017, August 31, 2017 and September 14, 2017 respectively. Please see Note 11 - Debt for more information.
Contract award and extension for the West Elara and West Linus
On April 11, 2017, NADL, announced the contract award and extension for the jack-ups West Elara and West Linus respectively, with ConocoPhillips Skandinavia AS ("ConocoPhillips") for work in the Greater Ekofisk Area. The contracts are for a period of 10 years and the total additional backlog for the new contract awards is estimated at $1.4 billion, excluding performance bonuses. As part of the agreement, the Company has agreed to a dayrate adjustment on the existing West Linus contract effective from April 2017, resulting in an approximate $58 million reduction in current backlog. The new West Elara contract is expected to commence in October 2017 and includes a period of fixed dayrates until March 2020 and contributes approximately $160 million of contract backlog. A market indexed rate is applicable thereafter until October 2027, which the Company believes will contribute an estimated $530 million of contract backlog. The contract on West Linus has been extended from May 2019 until the end of 2028 at a market indexed dayrate, which the Company believes will contribute an estimated $706 million of contract backlog. The backlog estimate indicated for the market indexed rate period for each rig is based on the third party dayrate assumptions and includes an agreed percentage discount. The estimates are subject to change based on market conditions. The awards are subject to ConocoPhillips receiving partner approvals for the contracts.
Sevan Developer
On April 27, 2017, the final delivery deferral agreement for the Sevan Developer was deferred to May 31, 2017 to finalize negotiations. If an agreement cannot be reached, the remaining installment of $26.3 million will be refunded.
Archer refinancing and guarantees
On April 25, 2017, as part of the Company's restructuring plans, we have signed and closed an agreement with Archer and its lenders to extinguish approximately $253 million in financial guarantees provided by us in exchange for a cash payment of approximately $25 million. As part of Archer's restructuring plans we have also agreed to convert $146 million outstanding in subordinated loans, fees, and interest provided to Archer into a $45 million subordinated convertible loan. The subordinated convertible loan will bear interest of 5.5%, matures in December 2021 and have a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share (subject to appropriate adjustment mechanics), which is approximately 75% above the subscription price in Archer's private placement on February 28, 2017.
Sale of three Jack-ups
On May 1, 2017 the Company reached an agreement with Shelf Drilling to sell the West Triton, West Resolute and West Mischief for a total consideration of $225 million subject to customary closing conditions. The sale of the West Triton and West Resolute was completed at the end of May 2017 and the sale of the West Mischief is expected to be completed during the third quarter of 2017 after completion of its current drilling contract with NDC in Abu Dhabi. The total debt outstanding on these three units is $102 million providing excess sale proceeds of $123 million. A loss on disposal is expected to be realized in the second quarter of 2017.